Monument Resources, Inc.
2050 South Oneida Street, Suite 106
Denver, Colorado 80224

March 24, 2009

Ms. Suying Li, Division of Corporate Finance
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549-7010

Re:	Monument Resources, Inc.
File No. 000-51751

Dear Ms. Li:

We have received and carefully reviewed the staff’s comment letter of March 6, 2009 with our independent accountants and attorneys. The following, we believe, responds to your comments and supports the basis for our disclosures in the two referenced periodic reports.

Form 10-K for the Fiscal Year Ended September 30, 2008

Note 9 -Segment Information, page F-18

Comment No. 1:
We note that you have incurred losses from operations in your gas transmission pipeline segment in fiscal year 2007 and 2008 and that these losses have continued in the first quarter of fiscal year 2009. Please clarify how you have considered these continuous losses when evaluating your pipeline assets for impairment as of September 30, 2008. Please provide your complete analysis pursuant to SFAS 144.

Response:	SFAS 144, paragraph 10, states: “For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.” Paragraph 11 further states that “a long-lived asset may not have identifiable cash flows that are largely independent of the cash flows of other assets and liabilities of the entity. In those circumstances, the asset group for that long-lived asset shall include all assets and liabilities of the entity.”

Ms. Suying Li
March 24, 2009

Accordingly, we take the position that the identifiable cash flows for the pipeline segment are not largely independent of the cash flows of other asset groups, since the pipeline assets are in fact completely dependent upon the cash flows from the oil and gas segment.

Our pipeline revenues are based on a margin of $1.50/MCF.  The price was calculated such that the pipeline segment would break even at a specific production output level of approximately 250-300 MCF per day. As stated in our periodic reports, during periods both in 2007 and 2008, our pipeline operations were curtailed due to negotiations with our single gas purchaser and our site development and installation of a new compressor. Gas pipeline fixed costs nonetheless continued during these periods magnifying the amount of the losses in this segment.

Form 10-K for the Fiscal Year Ended September 30, 2008

Note 10 -Oil and Gas Activities, page F-21

Comment No. 2:
In the tabular disclosure for the changes in proved gas reserves, you disclose revisions of previous estimate of (372) MMCF and 406 MMCF in the fiscal years 2007 and 2008, respectively. We note these revisions represent 20% and 28% of the previous estimate in the fiscal years 2007 and 2008, respectively. Please clarify the reasons for the significant revisions in your estimates. In addition, we refer you to the disclosure requirements of paragraph 11 of SFAS 69, which requires an explanation of significant changes in your proved oil and gas reserve quantities. Please ensure to include this disclosure in future filings.

Response:
The change in gas reserves in 2007 of (372) MMCF was due to two factors, a) a decrease in the expected gas price used for calculating total reserves and b) a change in projected well performance used to calculate our reserves for the field. More specifically:

Ms. Suying Li
March 24, 2009

a) The price used to calculate our reserves is the applicable price reported in Platt’s Inside FERC Gas Market for Southern Star Central Gas Pipeline price minus $1.60/MCF (the margin given to the pipeline segment of $1.50/MCF as described in the answer to Comment 1 above plus a deduction of $.10/MCF to our gas purchaser) as of the end of the fiscal period. The price used in 2006 was $4.12/MCF and $3.74/MCF in 2007, a $.38/MCF reduction.

b) The change in projected production performance in 2007 was a result of a disruption in our production due to the relocation of a major compressor site. This relocation diverted our efforts from recompleting new gas wells which resulted in a reduction of gas reserves in 2007.

In 2008, the price as described above, increased, going from $3.74/MCF to $4.81/MCF , a change of $1.07/ MCF. We were also able to recomplete a number of wells and developed a new stray sand reservoir on our properties which increased the new reserve estimates.

  Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations, page 12

Comment No. 3:
You disclose the price received for natural gas sales decreased from an average of $5.78 per MCF for the three months ended December 31, 2007 to an average of $3.69 per MCF for the three months ended December 31, 2008, or a 36% decrease. Please clarify how you have considered this large decrease in the average selling price of natural gas when evaluating your proved oil and gas properties for impairment. That is, please clarify whether you considered the decrease in sales price to be a triggering event pursuant to paragraph 8 of SFAS 144 and if so, please provide your complete impairment analysis pursuant to SFAS 144.

Response:
As a matter of course, we review our financial statements for SFAS 144 related triggering events before submitting our Forms 10-Q or 10-K. Please note that, as required by SFAS 144, we considered the decrease in price from the $4.81/MCF to our oil and gas segment that our September 30, 2008 reserves were calculated on compared to the December 31, 2008 price received by the oil and gas segment of $3.32/MCF. We feel it is a better indicator of potential impairment issues than comparing average quarterly prices 12 months apart as cited in your question ($5.78/MCF and $3.69/MCF) given the volatility of natural gas prices making it difficult to make year to year comparisons.

Ms. Suying Li
March 24, 2009

Below is our SFAS 144 analysis performed for the December 31, 2008 Form 10-Q as it was performed, and you will see that we considered all relevant SFAS 144 triggers as well as a decrease in price, most of which are marked “Not present”:

- Impairment consideration: In accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long Lived Assets” the proved properties and related equipment and facilities carrying value are required to be assessed only when there are indicators that its carrying value may not be recoverable. Such indicators include:

-The passage of time due to unit of production amortization -Not present

-Lower expected future oil and gas prices such as the prices used by management in evaluating whether to develop or acquire properties -A price decrease has occurred from $4.81/MCF as used at September 30, 2008 reserve report to $3.32/MCF received by our oil and gas segment per our December 31, 2008 sales activity.

- Gas prices are extremely volatile and while the price decreased, during the period, it was not considered so significant that as to give rise to an impairment indicator. Even comparing 2008 last quarter price of $4.81 to 2007 last quarter price of $3.74 only supported our belief that the latter prices were temporary and also not indicative of impairment.

-Actual or expected future development costs are significantly more than previously anticipated for a group of properties (e.g., significant AFE overruns with no significant upward revisions in reserve estimates) -Not present

-Significant downward revisions to a field's reserve estimates -Not present

-Significant adverse change in legislative or regulatory climate (e.g., an unanticipated increase in severance tax rates) Not present

We also perform an impairment analysis in which we compare the carrying value of our oil and gas assets to the undiscounted cash flows from our reserve report prepared for each year-end audit of our financial statements. This comparison has always clearly supported the carrying value of our oil and gas property and equipment.

Ms. Suying Li
March 24, 2009

We have performed an impairment analysis based on the average gas price of $3.32/MCF for the quarter ended December 31, 2008 and determined that our undiscounted cash flows are well in excess of the carrying value of our oil and gas assets. We will continue to address the question and perform an impairment analysis with each quarterly filing in addition to the annual test.

We understand and acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to the above responses, please contact the undersigned.

Very truly yours,

MONUMENT RESOURCES, INC.

By:        /s/ A.G. Foust
A.G. Foust, President

cc:        Samuel E. Wing
Brian P. Callahan